EXHIBIT 12.2
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Six months ended June 30, (in millions, except ratios)	2009
Excluding interest on deposits
Income before income tax expense	$7,128

Fixed charges:
Interest expense	5,587
One-third of rents, net of income from subleases (a)	286

Total fixed charges	5,873

Less: Equity in undistributed income of affiliates	(2)

Income before income tax expense and fixed charges, excluding capitalized interest	$12,999

Fixed charges, as above	$5,873

Preferred stock dividends (pre-tax) (b)	3,100

Fixed charges including preferred stock dividends	$8,973

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.45

Including interest on deposits
Fixed charges including preferred stock dividends, as above	$8,973
Add: Interest on deposits	2,851

Total fixed charges including preferred stock dividends and interest on deposits	$11,824

Income before income tax expense and fixed charges, excluding capitalized interest, as above	$12,999
Add: Interest on deposits	2,851

Total income before income tax expense, fixed charges and interest on deposits	$15,850

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.34

(a)	The proportion deemed representative of the interest factor.
(b)	Includes a one-time $1.6 billion pre-tax payment of TARP preferred dividends.